Filed Pursuant to Rule 433
Registration Statement No. 333-208507
Dated August 1, 2016

overview

RBC S&P 500® Trend Allocator PR Index Exchange Traded Notes (“ETNs”) offer investors a way to invest based upon market trends represented by the S&P 500® Total Return Index. The ETNs are senior unsecured debt securities issued by Royal Bank of Canada that are linked to the return of the S&P 500® Trend Allocator PR Index (the “Index”). The ETNs are listed and trade on the NASDAQ Global Market under the symbol “TALL”.

Index Description
The Index tracks the performance of a systematic trend-dependent strategy allocating between the S&P 500R Price Return Index (the “Equity Index”) and cash, represented by the US Federal Funds Effective Rate (the “Cash Rate”), depending on whether the S&P 500R Total Return Index is observed to be in a positive or negative trend.

If the last five consecutive closing levels of the S&P 500R Total Return Index are equal to or above its prior 200-day Simple Moving Average (the “SMA”) on each of the five respective consecutive days, then the trend is positive. In that case, the Index will track the return of the Equity Index and will have no exposure to the Cash Rate until a negative trend occurs.

Conversely, if the last five consecutive closing levels of the S&P 500R Total Return Index are below the SMA on each of the five respective consecutive days, then the trend is negative. In that case, the Index will track the return of the Cash Rate and will have no exposure to the Equity Index until a positive trend occurs. The trend does not change from its current status until there have been five consecutive days of S&P 500R Total Return Index values indicating a change. Any change of a trend from positive to negative, or to the opposite, will cause an index rebalancing.

ETN DETAILS
Ticker	TALL
Intraday Indicative Value	TALLIV
Underlying Index	S&P 500® Trend Allocator Price Return Index
Bloomberg Index Ticker	SPTRALUP
Income Potential	If allocated to the S&P 500® Price Return Index
Annual Investor Fee	0.85% per annum
Primary Exchange	NASDAQ Global Market
CUSIP/ISIN	78011D245/US78011D2457
Current Market Capitalization ($MMs)	$4.20*
Benefits of Investing in the ETN
▪	Investment Strategy Packaged in a Note: Allows investors a convenient way to gain exposure to a systematic trend-dependent allocation to the S&P 500R Price Return Index.
▪	Automated Discipline: Objective allocation approach allows for an automatic and disciplined methodology which may reduce market exposure in downward trending markets.
▪	Minimal Tracking Error: Investors receive returns based upon the performance of the index less fees.

Main Risks of Investing in the ETN
Investing in the ETNs may result in a loss.

The ETNs are exposed to the credit risk of RBC. The ETNs may not have an active trading market and may not continue to be listed over their term. The ETNs are subject to a maximum issuance limitation of 12,500,000 ETNs, which, among other factors, may cause the ETNs to trade at a premium to their Indicative Value. Investors that pay a premium for the ETNs may incur a substantial loss if they sell the ETNs when some or the entire premium is no longer present. The coupon payments on the ETNs will be variable and may be zero. Certain fees will reduce the ETN’s exposure to the Index which in turn will reduce the ETN’s potential coupons and payment at maturity or upon early repurchase. The Issuer’s obligation to repurchase the ETNs at the request of holder is on a daily basis, and is subject to substantial minimum size restrictions. You will not know how much you will receive upon early repurchase at the time that you elect that we repurchase your ETNs. The risks identified above are not exhaustive. You should also review carefully the “Selected Risk Considerations” on the back cover as well as the related “Risk Factors” section of the pricing supplement which can be found at ww.rbcusnotes.com/etns.

*Based upon Tall Indicative Value (TALLIV) as of June 30, 2016 as published on Bloomberg

S&P 500® TR INDEX VS S&P 500® TREND ALLOCATOR TR INDEX
(6/28/91 TO 6/30/16)
S&P 500® PR INDEX VS S&P 500® TREND ALLOCATOR PR INDEX
(6/28/91 TO 6/30/16)
This graph shows a comparison of the S&P 500® Trend Allocator TR Index versus the S&P 500® Total Return Index. The graph of the S&P 500® Trend Allocator TR Index and S&P 500® Total Return Index reflects no deduction of fees. The performance of these two indices includes the effect of dividends. Your payment at maturity or upon early repurchase of the ETNs, as more fully described in the relevant pricing supplement, is not based on the performance of the S&P 500® Trend Allocator TR Index or the S&P 500® Total Return Index, but instead is based on the performance of the Index, which excludes dividends.

This graph shows a comparison of the Index versus the S&P 500® Price Return Index. The graph of the Index and S&P 500® Price Return Index reflects no deduction of fees. The performance of these two indices excludes the effect of dividends. Your payment at maturity or upon early repurchase of the ETNs, as more fully described in the relevant pricing supplement, is based on the performance of the Index, which excludes dividends.

Annualized Returns ending 6/30/16	S&P 500® TR Index	S&P 500® Trend Allocator TR Index	S&P 500® PR Index	S&P 500® Trend Allocator PR Index
1 year	3.99%	-7.79%	1.73%	-9.08%
3 year	11.66%	6.20%	9.33%	4.26%
7 year	14.92%	9.55%	12.52%	7.60%
10 year	7.42%	8.12%	5.15%	6.47%
25 year	9.40%	10.15%	7.18%	8.40%
Volatility (25 year)	18.09%	12.12%	18.09%	12.12%
Sharpe Ratio*	0.37	0.61	0.25	0.47
*Utilizing 3 month US Treasury Rate

Data for the S&P 500® PR & TR Indices and the S&P 500® Trend Allocator PR & TR Indices provided by S&P Dow Jones Indices LLC.

PAST PERFORMANCE (WHETHER RETROSPECTIVELY CALCULATED OR ACTUAL HISTORICAL) IS NOT INDICATIVE OF FUTURE RESULTS.

The graphs and annualized returns are based on (i) the historical performance of the S&P 500® Total Return Index and Equity Index, (ii) the hypothetical performance of the Index and S&P 500® Trend Allocator TR Index from June 28, 1991 to October 30, 2015, and (iii) the historical performance of the Index and the S&P 500® Trend Allocator TR Index from November 2, 2015 to June 30, 2016. The hypothetical data of the Index and the S&P 500® Trend Allocator TR Index are not actual, were created with the benefit of hindsight and cannot accurately be used to predict future results. The hypothetical data was created by applying the methodology for the Index and the S&P 500® Trend Allocator TR Index to historical closing levels of the Equity Index and the S&P 500® Total Return Index, respectively, and the Cash Rate.

Any historical and hypothetical upward or downward trend in the level of the Index or the historical and hypothetical annualized returns during the period shown is not an indication that the level of the Index is more or less likely to increase or decrease at any time during the term of the ETNs. The historical or hypothetical Index levels or annualized returns do not give an indication of the future performance of the Index. We cannot make any assurance that the future performance of the Index will result in holders of the ETNs receiving a positive return on their investment.

CONTACT                    RBC Global Investor Solutions  |  866.609.6009  |  www.rbcusnotes.com/etns  |  etns@rbccm.com

Selected Risk Considerations
An investment in the ETNs described herein involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement and pricing supplement.
Uncertain Principal Repayment—You may receive less than the principal amount of your ETNs at maturity or upon repurchase. If the level of the Index decreases, or does not increase, by an amount equal to the percentage of the principal amount represented by certain fees, minus coupon payments, if any, you will receive less, and possibly significantly less, than your original investment in the ETNs.
Credit Risk of Royal Bank of Canada—The ETNs are unsecured debt obligations of the issuer, Royal Bank of Canada, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payments you are entitled to receive on your ETNs, including any payment at maturity or redemption, are subject to our ability to pay our obligations as they come due. As a result, the actual and perceived creditworthiness of Royal Bank of Canada will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event that Royal Bank of Canada were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.
No Fixed Interest Payments—You will not receive any fixed periodic interest payments on the ETNs, and your quarterly coupon payments are uncertain and could be zero.
A Trading Market for the ETNs May Not Continue Over the Term of the ETNs—The ETNs are listed on Nasdaq Global Select Market under the symbol TALL. However, a trading market for your ETNs may not continue for the term of the ETNs. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange or quotation system.
The intraday indicative value and the closing indicative value are not the same as the closing price or any other trading price of the ETNs in the secondary market—The closing indicative value will be published on each index business day under the Bloomberg ticker symbol TALLIV. The intraday indicative value of the ETNs is based on the most recent intraday level of the Index and will be calculated and published every 15 seconds on each trading day during normal trading hours under the Bloomberg ticker symbol TALLIV and will be disseminated over the consolidated tape, or other major market vendor. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from their intraday indicative value at such time.
Call Feature—Your ETNs may be repurchased on or after December 30, 2016 at our option and without your consent. In the event that we call the ETNs, the daily repurchase value may be significantly less than the stated principal amount of the ETNs or the price at which you purchased your ETNs.
Restrictions on Repurchases by Us— You must offer the applicable minimum repurchase amount of $1,000,000 (50,000 ETNs) to us for your offer for repurchase to be considered.
Tax Consequences are Uncertain—No ruling is being requested from the Internal Revenue Service (“IRS”) with respect to the tax treatment of the ETNs. There is no direct authority dealing with securities such as the ETNs, and there can be no assurance that the IRS will accept, or that a court will uphold, the tax treatment described in the pricing supplement. In addition, you should note that the IRS and the US Treasury Department have announced a review of the tax treatment of an instrument similar to the ETNs. Accordingly, no assurance can be given that future tax legislation, regulations or other guidance may not change the tax treatment of the ETNs. Potential investors should consult their tax advisors regarding the US federal income tax consequences of an investment in the ETNs, including possible alternative treatments.
Royal Bank of Canada, and its affiliates, and S&P Dow Jones Indices do not provide tax advice, and nothing contained herein should be construed as tax advice. Please be advised that any discussion of US tax matters contained herein (including any attachments): (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding US tax-related penalties, and (ii) was written to support the promotion of marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from your independent tax advisor.
About RBC Capital Markets
This brochure has been approved by RBC Capital Markets, LLC, which is a US registered broker-dealer and a member of NYSE, FINRA and SIPC; and accepts responsibility for this brochure and its dissemination in the US. RBC Capital Markets is the global brand name for the capital markets business of Royal Bank of Canada, including RBC Capital Markets, LLC. ® Registered trademark of Royal Bank of Canada. Used under license. All rights reserved. © Royal Bank of Canada 2016. All rights reserved.
TThe ETNs are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Standard & Poor’s Financial Services LLC or any of their respective affiliates (collectively, “SPDJI”). SPDJI makes no representation or warranty, express or implied, to the holders of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the Index to track general market performance. SPDJI’s only relationship to us with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of SPDJI and/or its third party licensors. The Index is determined, composed and calculated by SPDJI without regard to Royal Bank of Canada or the ETNs. SPDJI has no obligation to take Royal Bank of Canada’s needs or the needs of holders of the ETNs into consideration in determining, composing or calculating the Index. SPDJI is not responsible for and have not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash. SPDJI has no obligation or liability in connection with the administration, marketing or trading of the ETNs. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. SPDJI and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by SPDJI to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the ETNs currently being issued by Royal Bank of Canada, but which may be similar to and competitive with the ETNs. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the ETNs..
SPDJI DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. SPDJI SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. SPDJI MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE ETNs, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL SPDJI BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.
Royal Bank of Canada has filed a registration statement (including a pricing supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

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